Correspondence


                        MONET ENTERTAINMENT GROUP, LTD.


August 2, 2005


Tia Jenkins
Senior Assistant Chief Accountant
U. S. Securities and Exchange Commission

Re:      Monet Entertainment Group, Ltd. SEC File No. 0-27609

Dear Ms Jenkins:

As President and Chief Executive Officer of Monet Entertainment Group, Ltd, (the "Registrant") I hereby acknowledge the following:

The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings.

Staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

Monet Entertainment Group Ltd.


By:   /s/ Stephen D. Replin
      ----------------------
      Stephen D. Replin, President, CEO